300 North LaSalle Street

Chicago, Illinois 60654

Jeffrey S. O’Connor 312-862-2026 joconnor@kirkland.com	312 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

June 26, 2009

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Lauren Nguyen

Re:	World Omni Auto Receivables LLC
Registration Statement on Form S-3
Filed May 21, 2009
File No. 333-159392

Ladies and Gentlemen:

On behalf of World Omni Auto Receivables LLC (as applicable, the “Depositor” or the “Registrant”) and in response to the letter (the “Comment Letter”) dated June 17, 2009 from the staff (the “Staff”) of the Securities and Exchange Commission to Victor A. DeJesus, the Registrant’s Vice President and Chief Financial Officer, we submit Amendment No. 1 to the above-referenced Registration Statement on Form S-3 (“Amendment No. 1”), marked to show changes from the original Registration Statement as filed on May 21, 2009. Amendment No. 1 reflects changes made in response to the Comment Letter.

The numbered paragraphs below set forth the Staff’s comments in italicized text together with the Registrant’s responses. The numbers correspond to the numbered paragraphs in the Comment Letter. Page references in the Registrant’s responses are references to the page numbers in the printed version of Amendment No. 1, copies of which are being provided to you, via courier. Unless otherwise noted, the use of “we,” “us” and similar terms refers to the Registrant.

Hong Kong         London         Los Angeles         Munich         New York         Palo Alto         San Francisco         Washington, D.C.

Securities and Exchange Commission

Division of Corporation Finance

June 26, 2009

Registration Statement on Form S-3

General

1.	Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliates of the depositor that have offered a class of asset-backed securities involving the same asset class as this offering.

Response: The Depositor confirms that the Depositor and each issuing entity previously established, directly or indirectly, by the Depositor or any affiliate of the Depositor have been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class.

The following affiliates of the Depositor have offered retail auto asset-backed securities:

Entity	CIK
World Omni Auto Receivables LLC (the Depositor)	0001439697
World Omni Auto Receivables Trust 2000-A	0001264332
World Omni Auto Receivables Trust 2001-A	0001264329
World Omni Auto Receivables Trust 2001-B	0001264330
World Omni Auto Receivables Trust 2002-A	0001264328
World Omni Auto Receivables Trust 2003-A	0001264331
World Omni Auto Receivables Trust 2003-B	0001271624
World Omni Auto Receivables Trust 2004-A	0001296342

Securities and Exchange Commission

Division of Corporation Finance

June 26, 2009

World Omni Auto Receivables Trust 2005-A	0001315626
World Omni Auto Receivables Trust 2005-B	0001337032
World Omni Auto Receivables Trust 2006-A	0001353882
World Omni Auto Receivables Trust 2006-B	0001375253
World Omni Auto Receivables Trust 2007-A	0001389674
World Omni Auto Receivables Trust 2007-B	0001412504
World Omni Auto Receivables Trust 2008-A	0001429385
World Omni Auto Receivables Trust 2008-B	0001440387
World Omni Auto Receivables Trust 2009-A	0001453836

2.	Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, and that finalized agreements, including the Sale and Servicing Agreement, will be filed simultaneously with or prior to the final prospectus.

Response: The Registrant confirms that all material terms to be included in the finalized agreements will also be disclosed in the applicable final Rule 424(b) prospectus. The Registrant typically files the final Rule 424(b) prospectus with the Securities and Exchange Commission within two business days of the date of pricing and before the closing date of the transaction. The agreements are finalized and executed on the closing date of the transaction, which occurs after the date of pricing and the filing of the final Rule 424(b) prospectus. The Registrant confirms that all finalized agreements will be filed as required on Form 8-K no later than four business days after the closing date of each takedown.

3.	Please confirm that you will file unqualified legal and tax opinions at the time of each takedown.

Response: The Registrant confirms that the Registrant will file, or cause to be filed, the required unqualified legal and tax opinions at the time of each takedown.

Securities and Exchange Commission

Division of Corporation Finance

June 26, 2009

4.	Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post- effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonable available. For example, we note that you contemplate the calculation of interest on the floating rate notes based upon changes in certain indices, such as LIBOR. Revise the base prospectus to include the indices that you may use to calculate certain payments on the notes. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

Response: We have revised and added disclosure in response to the Staff’s comment. Please see page 31 of the base prospectus. The Registrant confirms that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown as required by Rule 409.

5.	In this regard, we note several instances in the base prospectus where you contemplate “other” types of structural features. Below are some examples, but not all instances:

•	“or similar arrangement” on page 31 and 36 of the base prospectus; and

•	“among others” on page 38 of the base prospectus.

Please revise throughout the base prospectus to remove these types of references, and list all of the assets, structural features, credit enhancement or other features that you contemplate using with this shelf registration.

Response: We have deleted such references throughout the prospectus supplement and the base prospectus in response to the Staff’s comment.

6.	When available, please provide us with a copy of your updated Sale and Servicing Agreement and Indenture, marked to show changes from the prior Sale and Servicing Agreement and Indenture, respectively, including any changes made to comply with Regulation AB.

Response: The Registrant will supplementally provide to the Staff copies of its form of Sale and Servicing Agreement and Indenture marked to show changes from the forms of Sale and Servicing Agreement and Indenture previously filed as exhibits 4.1 and 4.2, respectively, of registration statement no. 333-133809, including provisions required by Regulation AB.

Securities and Exchange Commission

Division of Corporation Finance

June 26, 2009

7.	Please note that our comments to either the base prospectus and/or the supplement should be applied universally, if applicable. Accordingly, if comments issued for one apply to another, make conforming revisions as appropriate. Please confirm to us in your response that you will comply with this instruction.

Response: The Registrant confirms that it will comply with this instruction.

8.	Confirm you will file any enhancement or support agreements and agreements related to the derivative instruments as exhibits. Refer to Instruction 1 to Item 1114(a) and Item 1115(a)(5), respectively.

Response: The Registrant confirms that any enhancement or support agreements and agreements related to the derivative instruments will be filed as required no later than four business days after the closing date of each takedown.

Prospectus Supplement

General

9.	Please provide a table in which you provide an itemized list of all fees and expenses to be paid out of the cash flows from the pool assets. Refer to Item 1113(c) of Regulation AB. Also, please add this section to the table of contents.

Response: We have added disclosure in response to the Staff’s comment. Please see pages ii and S-55 in the prospectus supplement.

10.	We note that your base prospectus contemplates a revolving period. Please provide form of disclosure in brackets in your summary section to indicate that you will provide all of the information required by Item 1103(a)(5) of Regulation AB as applicable. Please also revise your prospectus supplement to include all information required by Item 1111(g) as applicable.

Response: We have added bracketed disclosure in our summary section in response to the Staff’s comment to provide all of the information required by Item 1103(a)(5) of Regulation AB as applicable. Please see page S-11 in the prospectus supplement.

We have revised and added disclosure in response to the Staff’s comment to include all information required by Item 1111(g) of Regulation AB as applicable. Please see pages S-10 and S-49 in the prospectus supplement.

Securities and Exchange Commission

Division of Corporation Finance

June 26, 2009

Cover Page

11.	We note that you intend to offer a financial guaranty insurance policy and an interest rate swap agreement as credit enhancement features of your notes. Please add bracketed language to disclose these features on your cover page.

Response: The Registrant has determined that it no longer intends to include a financial guaranty insurance policy as possible credit enhancement and has deleted all related references. We have revised and added bracketed disclosure in response to the Staff’s comment related to interest rate swap agreements. Please see the cover page of the prospectus supplement.

12.	Please identify the distribution frequency for the notes. Refer to Item 1102(g) of Regulation AB.

Response: We have revised and added bracketed disclosure in response to the Staff’s comment. Please see the table on the cover page of the prospectus supplement.

13.	Refer to the table on the cover page. Please disclose the interest rates as required by Item 1102(f) of Regulation AB. Specifically, please add bracketed placeholders providing form disclosure for fixed and variable rate securities.

Response: Each final Rule 424(b) prospectus will include the interest rate for each class of notes offered in such shelf takedown. We have revised and added bracketed placeholders and disclosure required by Item 1102(f) of Regulation AB in response to the Staff’s comment. Please see the cover page and page S-2 of the prospectus supplement.

14.	We note that your cover page appears on two separate pages. Revise the cover page to comply with Item 501 of Regulation S-K.

Response: We have revised the cover page in response to the Staff’s comment. Although the cover page may appear to span two pages as an EDGAR only proof, the Registrant confirms that the printed cover page of each final Rule 424(b) prospectus will appear on one page.

Securities and Exchange Commission

Division of Corporation Finance

June 26, 2009

15.	Revise to include the form disclosure describing the summary of the fees and expenses of the trust for a shelf takedown. Refer to Item 1103(a)(3)(vi) of Regulation AB.

Response: We have revised and added disclosure in response to the Staff’s comment. Please see the cover page of the prospectus supplement.

Interest, page S-2

16.	We note the disclosure throughout the prospectus supplement that the Class A-4 Notes are floating/variable rate notes. Please add bracketed language to clarify that you will disclose the applicable formula if variable rate securities are offered.

Response: We have revised and added bracketed disclosure in response to the Staff’s comment. Please see pages S-2 and S-40 of the prospectus supplement.

Events of Default; Priority and Acceleration, page S-4

17.	Refer to the first sentence of the last paragraph. Please provide a brief summary of how the priority of payments will change upon an event of default.

Response: We have revised and added disclosure in response to the Staff’s comment. Please see page S-5 of the prospectus supplement.

Credit Enhancement, page S-6

18.	Please revise to include bracketed form disclosure to provide for the other forms of credit enhancement that you intend to use in a related shelf takedown and disclosed in the base prospectus on page 27.

Response: We have added bracketed form disclosure in response to the Staff’s comment. Please see page S-10 of the prospectus supplement.

Pre-Funding Account, page S-7

19.	Please expand your disclosure to include all information required by Item 1101(c)(3)(ii). For example, please confirm that the duration of the pre-funding period will not extend beyond one year of the date of issuance of the notes and that the amount of proceeds from the pre-funding account will not exceed 50% of the offering proceeds.

Response: We have revised and added disclosure in response to the Staff’s comment. Please see pages S-10 and S-49 of the prospectus supplement. The Registrant confirms that the duration of the pre-funding period will not extend beyond one year of the date of issuance of the notes and that the amount of proceeds from the pre-funding account will not exceed 50% of the offering proceeds.

Securities and Exchange Commission

Division of Corporation Finance

June 26, 2009

TALF Eligibility, page S-8

20.	Please discuss TALF in greater detail, including a description of the relevant requirements and limitations for receiving loans under the program. Revise your disclosure to define the terms “eligible collateral” and “prime auto retails loans,” as such terms are defined pursuant to TALF, and describe the basis for your belief that the Class A Notes meet this criteria. Similarly revise the TALF Considerations section on page S-57. Please also confirm that the finalized TALF Certification will be disclosed in the final Rule 424(b) prospectus, or filed simultaneously with or prior to the final prospectus.

Response: We have revised and added disclosure in response to the Staff’s comment. Please see pages S-11, S-12, S-62, S-63 and S-64 of the prospectus supplement. The Registrant also confirms that in connection with the offering of any TALF eligible notes, the finalized TALF Certification will be disclosed in the final Rule 424(b) prospectus, or filed simultaneously with the final prospectus.

Risk Factors, page S-10

General

21.	Please include a risk factor in which you discuss current risks associated with automotive loans and the automotive industry, as well as securities backed by automotive loans.

Response: We have added disclosure in response to the Staff’s comment. Please see pages S-17 and S-18 of the prospectus supplement.

The Geographic Concentration and Performance of the Receivables, page S-12

22.	We note your disclosure that adverse events in states with substantial concentrations of obligors may cause increased defaults and delinquencies. To the extent that ten percent or more of the pool assets are located in any one state or geographic region, please indicate that you will disclose factors specific to such state or region that may materially impact the pool. Refer to Item 1111(b)(14) of Regulation AB.

Response: We have revised and added disclosure in response to the Staff’s comment. Please see page S-16 of the prospectus supplement.

Securities and Exchange Commission

Division of Corporation Finance

June 26, 2009

You May Have Difficulty Selling Your Notes, page S-13

23.	We note your discussion on page S-13 of the risks associated with TALF. Please revise to include this as a separate risk factor under a properly entitled subheading which reflects that you are specifically discussing risks associated with the TALF program. Also, please discuss the risks associated with the fact that the loans are non-recourse loans.

Response: We have revised and added disclosure in response to the Staff’s comment. Please see pages S-18, S-19 and S-20 of the prospectus supplement.

24.	We note your disclosure on page S-14 that a downgrade of the ratings of notes would prevent those notes from being used as collateral for additional TALF loans. Please disclose the ratings necessary to establish TALF eligibility and discuss risks related to the current economic climate, the automobile industry, and World Omni Financial Corp. specifically, which might cause the ratings to be downgraded.

Response: We have revised and added disclosure in response to the Staff’s comment. Please see pages S-18 and S-19 of the prospectus supplement.

The Receivables Pool, page S-19

25.	We note the disclosure regarding the “initial pool” for the initial period and the “subsequent receivables” expected to be acquired during the prefunding period. However, elsewhere throughout the prospectus supplement and base you provided that you may, but not necessarily will, have a prefunding period. Revise the disclosure throughout for consistency and confirm whether you will include prefunding in every shelf takedown.

Response: At this time, the Registrant does not anticipate including pre-funding in every shelf takedown. Accordingly, we have revised the disclosure throughout to bracket references to “initial” and “subsequent” receivables, pools and cutoff dates. We have also revised the disclosure throughout for consistency and have bracketed any disclosure related to the negative carry account pre-funding account and funding period.

Securities and Exchange Commission

Division of Corporation Finance

June 26, 2009

26.	Please revise to disclose when you intend to provide statistical information for the final asset pool. Also, confirm that you will file a Form 8-K to disclose any variance from the prospectus supplement of any material pool characteristic that is five percent or greater. Refer to Item 6.05 of Form 8-K.

Response: In a non-pre-funded shelf takedown, the Registrant will provide statistical information for the final asset pool in the final Rule 424(b) prospectus and, if required, the Registrant will file such final statistical information by Form 8-K no later than four business days after the closing date of a non-pre-funded takedown. In a pre-funded shelf takedown, the Registrant will file statistical information for the final asset pool no later than four business days after the closing date of the applicable funding period. We have revised and added disclosure in response to the Staff’s comment. Please see page S-28 of the prospectus supplement. The Registrant confirms that it will file a Form 8-K to disclose any variance from the prospectus supplement of any material pool characteristic that is five percent or greater. We have revised and added disclosure in response to the Staff’s comment. Please see page S-24 of the prospectus supplement.

Delinquencies, Repossessions and Net Losses, page S-24

27.	We note the sponsor’s data representing the delinquency experience and net loss and repossession experience for the prior five years. Please tell us why prepayment data with respect to the sponsor’s prior securitized pools of the same asset type would not be material to an investment decision. Refer to Item 1105 of Regulation AB.

Response: Prepayment data with respect to the each of the sponsor’s prior securitized pools is provided in connection with each offering as required by Item 1105 of Regulation AB on a company website specific for each deal. The Registrant believes that the rate of prepayments with respect to any pool of receivables is dependent in large part on the economic circumstances at the time and the seasoning of the applicable contracts. This type of information is more easily and completely demonstrated on a static pool basis, and the Registrant believes that much of that information would be lost if such information is disclosed on a portfolio basis, as is the case in the “Delinquencies, Repossessions and Net Losses” tables, which combine multiple pools of generally different vintages. Therefore, the Registrant believes that prepayment data is better disclosed only on a static pool basis as is currently done and not on a portfolio wide basis in the “Delinquencies, Repossessions and Net Losses” tables.

Description of the Trust Documents, page S-38.

28.	We note your disclosure that the description of the material documents is qualified in its entirety by reference to such agreements. Please note that the prospectus supplement must disclose the material terms of your material agreements. Please revise accordingly.

Response: We have deleted such qualification in response to the Staff’s comment. Please see page S-43 of the prospectus supplement.

Securities and Exchange Commission

Division of Corporation Finance

June 26, 2009

Swap Agreement Significance Percentage, page S-49.

29.	Please add to this bracketed disclosure that you will provide the financial information required by Item 1115 to the extent any providers of derivative instruments is liable or contingently liable to provide payments representing 20% or more of the cash flow.

Response: We have added bracketed disclosure in response to the Staff’s comment. Please see page S-54 of the prospectus supplement.

Federal Income Tax Consequences, page S-50

30.	Please revise the section title and disclosure to indicate that the disclosure is a summary of certain “material” U.S. federal income tax considerations.

Response: We have revised and added disclosure in response to the Staff’s comment. Please see pages S-55 and S-56 of the prospectus supplement.

31.	The last sentence of the first paragraph is not appropriate. Please revise to state that investors are encouraged to consult with their financial, tax and legal advisors. In addition, please make revisions throughout the prospectus supplement and base prospectus to eliminate similar language stating that investors “should consult” with their advisors.

Response: We have deleted such references in response to the Staff’s comment. Please see pages S-12, S-13, S-20, S-56, S-58, S-62 and S-64 of the prospectus supplement and pages 22, 41 and 43 of the base prospectus.

Legal Matters, page S-57

32.	If the legal matters include the legality opinion for the securities being offered, revise this section to clarify. In addition, please expand to disclose that Kirkland & Ellis LLP, Chicago, Illinois will be opining on tax matters.

Response: We have revised and added disclosure in response to the Staff’s comment. Please see page S-62 of the prospectus supplement.

Securities and Exchange Commission

Division of Corporation Finance

June 26, 2009

Base Prospectus

General

33.	We note the disclosure that the securities may consist of notes and/or certificates. As you have not provided a form of prospectus supplement for certificates to this registration statement, please tell us whether you intend to issue certificates in a shelf takedown. Refer to your disclosure on page 36 and throughout the base prospectus. If so, please also register the certificates and provide the form of prospectus supplement for certificates for review.

Response: The Registrant has determined that it no longer intends to offer registered certificates. We have deleted the disclosure relating to offered certificates on page 36 of the base prospectus and throughout the base prospectus in response to the Staff’s comment.

34.	We note that the prospectus supplement contemplates issuing notes which will be eligible collateral under the TALF program. As the base prospectus should disclose all the assets, structural features, credit enhancement or other features contemplated in a shelf takedown, revise to include a discussion of the TALF program in your base prospectus. Your disclosure should include the relevant requirements and limitations for receiving loans under the program.

Response: We have revised and added disclosure in response to the Staff’s comment. Please see page 22 of the base prospectus. The Registrant does not anticipate that securities offered by each shelf takedown will be TALF eligible because the TALF program will cease making loans on December 31, 2009 according to its terms. Because of the transient nature of the TALF program, the Registrant has provided a more fulsome disclosure related to the TALF program in the prospectus supplement. Such disclosure relates to a specific series of notes being offered while the TALF program remains operational.

Underwriting, page 14

35.	Please revise this disclosure to specifically address the underwriting criteria for assets that may be added to the pool during the pre-funding or revolving periods. Refer to Item 1111(g)(7) of Regulation AB.

Response: The Registrant acknowledges the Staff’s comment and confirms that each subsequent receivable transferred to the issuing entity must at the time of its addition satisfy the eligibility criteria specified in the trust documents, pursuant to which the subsequent receivables are transferred to the issuing entity, as described in the prospectus and prospectus supplement. Subsequent receivables originated or acquired by World Omni Financial Corp. will satisfy the same underwriting criteria in all material respects as initial receivables included in the initial pool. Please see the disclosure on page S-24 of the prospectus supplement and the revised disclosure on page S-28 of the prospectus supplement.

Securities and Exchange Commission

Division of Corporation Finance

June 26, 2009

36.	If exceptions may be made to the underwriting criteria, please revise to disclose the types of exceptions that may arise. Also, revise your prospectus supplement to indicate that you will provide statistical disclosure regarding any exceptions.

Response: We have revised and added disclosure in response to the Staff’s comment. Please see page 15 of the base prospectus. The Registrant has provided statistical disclosure in previous transactions where lease-to-retail receivables were included in the pool of receivables transferred to the issuing entity. We have added bracketed disclosure in response to the Staff’s comment. Please see page S-24 of the prospectus supplement.

37.	Refer to the last sentence of the fourth paragraph where you disclosed that the credit criteria for the “lease-to-retail” origination process has been relaxed in the past in cases of potential residual value exposure. Revise to describe the “relaxed” credit approval process and state whether there have been any changes to the credit approval process.

Response: We have revised and added disclosure in response to the Staff’s comment. Please see page 15 of the base prospectus.

Book-Entry Registration, page 19

38.	We note your disclosure on page 21 that the depositor “takes no responsibility for the accuracy or completeness of the information” provided about DTC, Clearstream, Euroclear and their book-entry systems. A disclaimer as to the accuracy of the information provided in the base prospectus is not appropriate. Please delete this statement and any other similar disclaimers.

Response: We have deleted such statement in response to the Staff’s comment. Please see page 21 of the base prospectus.

Description of the Trust Documents, page 23

39.	We note that the “trust documents” for a series of certificates will include either a pooling and servicing agreement or a trust agreement. Please revise your exhibit list to include the form of pooling and servicing agreement and trust agreement as exhibits to your filing or advise as to why this is not necessary.

Response: The Registrant has determined that it no longer intends to offer registered certificates in a shelf takedown. We have deleted the disclosure relating to the offering of certificates on page 23 of the base prospectus and all references to a pooling and servicing agreement in response to the Staff’s comment. The Registrant intends to file a form of trust agreement listed as Exhibit 4.3 in the exhibit index to the registration statement which relates to the residual interest of the issuing entity that will be retained by the Depositor.

Securities and Exchange Commission

Division of Corporation Finance

June 26, 2009

The Servicer, page 25

40.	We note your disclosure that the servicer may delegate servicing responsibilities to third parties. Please confirm that you will report any additional servicers or change in servicer as required under Item 6.02 of Form 8-K.

Response: The Registrant confirms it will report any additional servicers or change in servicer as required under Item 6.02 of Form 8-K.

Credit and Cash Flow Enhancements, page 27

41.	Your disclosure in the form prospectus supplement appears to contemplate including a yield supplement agreement and financial note guaranty policy as forms of credit enhancement. Revise the disclosure on page 27 to include the yield supplement agreement and financial note guaranty policy as credit enhancement features that may be provided in a shelf takedown.

Response: The Registrant has determined that it no longer intends to use a financial guaranty insurance policy as possible credit enhancement and has deleted all related references in the base prospectus. In addition, we have added disclosure in response to the Staff’s comment regarding the yield supplement overcollateralization amount described in the prospectus supplement. Please see page 27 of the base prospectus.

Evidence as to Compliance, page 28

42.	Please confirm that you will file a separate assessment report, attestation report and servicer compliance statement if multiple servicers are involved in the current transaction, including when specific servicing functions are outsourced to third parties. Refer to Instructions to Items 1122 and 1123 of Regulation AB.

Response: The Registrant confirms that it has filed and will continue to file a separate assessment report, attestation report and servicer compliance statement if multiple servicers are involved in the current transaction, including when specific servicing functions are outsourced to third parties, as required under Regulation AB.

Securities and Exchange Commission

Division of Corporation Finance

June 26, 2009

Principal and Interest on the Notes, page 31

43.	Please identify all indices that may be used to determine interest on the notes. Similarly revise your disclosure on page 36 of the base prospectus as it pertains to certificates. Refer to Item 1113(a)(3) of Regulation AB. Please note that the only indices permitted under the definition of an asset-backed security are indices similar to those involved in an interest rate swap or a currency swap. Refer to Section III.A.2. of the Adopting Release for Regulation AB (Release Nos. 33-8518; 34-50905).

Response: We have revised and added disclosure in response to the Staff’s comment. Please see page 31 of the base prospectus. We have deleted the disclosure on page 36 of the base prospectus and throughout the base prospectus related to the offering of certificates in a shelf takedown.

Some Legal Aspects of the Receivables, page 36

44.	Consider revising your disclosure here to discuss the fact that the ABS must be pledged as collateral to FRBNY, pursuant to the TALF program, at the time of the loan subscription or tell us why such disclosure is inapplicable.

Response: The disclosure under the heading “Some Legal Aspects of the Receivables” in the base prospectus pertains to issues relating to the assets held by the issuing entity and not issues pertaining to the notes issued by the issuing entity. The Registrant has added disclosure under the heading “TALF Considerations” on pages S-62, S-63 and S-64 of the prospectus supplement pertaining to the pledge of the ABS as collateral to FRBNY.

Incorporation of Certain Information by Reference, page 55

45.	Refer to the last sentence of the first paragraph. Revise to include the newly-issued file number assigned to this registration statement.

Response: We have revised the disclosure in response to the Staff’s comment. Please see page 48 of the base prospectus.

Securities and Exchange Commission

Division of Corporation Finance

June 26, 2009

We hope that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact the undersigned at (312) 862-2026.

Sincerely,

/s/ Jeffrey S. O’Connor
Jeffrey S. O’Connor

cc:	Victor A. DeJesus, World Omni Auto Receivables LLC
Stephen P. Artusi, Esq., World Omni Auto Receivables LLC
Kathalijn Keyser, World Omni Auto Receivables LLC